CUSIP No.	G3704F 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fuwei Films (Holdings) Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.519008 per share

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

No. 1999 Bei Xing Road, San Xing Town

Chongming District, Shanghai, People’s Republic of China

(Shanghai Yu Hai Tang Science Park)

86-13176530559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Miaomiao Yan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2020, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Shanghai Meicheng Enterprise Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2020, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Hongkong Ruishang International Trade Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2020, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Apex Glory Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2020, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

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CUSIP No.	G3704F 10 2

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.519008 per share (the “Ordinary Shares”), of Fuwei Films (Holdings) Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China.

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FFHL.”

Item 2. Identity and Background.

This Statement is being filed by the following:

(i)  Miaomiao Yan, a citizen of the People’s Republic of China;

(ii)  Shanghai Meicheng Enterprise Management Co., Ltd., a company organized under the laws of the People’s Republic of China (“Meicheng”). Miaomiao Yan directly holds 70% of all the equity interests in Meicheng;

(iii)  Hongkong Ruishang International Trade Co., Ltd., a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of Meicheng (“Ruishang”); and

(iv)  Apex Glory Holdings Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of Ruishang and therefore an indirect wholly-owned subsidiary of Meicheng (“Apex”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Miaomiao Yan’s principal occupation is the executive director of Meicheng. The business address of Miaomiao Yan is No. 1999 Bei Xing Road, San Xing Town, Chongming District, Shanghai, People’s Republic of China (Shanghai Yu Hai Tang Science Park).

Meicheng is 70% owned by Miaomiao Yan and is principally engaged in the business of enterprise management consultation. The registered address of Meicheng is No. 1999 Bei Xing Road, San Xing Town, Chongming District, Shanghai, People’s Republic of China (Shanghai Yu Hai Tang Science Park).

Ruishang is a direct wholly-owned subsidiary of Meicheng and is principally a holding company. The address of its principal office is Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Apex is a direct wholly-owned subsidiary of Ruishang and therefore an indirect wholly-owned subsidiary of Meicheng. Apex is principally a holding company. The registered office of Apex is at P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons (other than Miaomiao Yan) are set forth on Schedule A hereto and are incorporated herein by reference.

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CUSIP No.	G3704F 10 2

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on July 6, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

Meicheng entered into an equity transfer agreement with Shandong Sheng Tong Group Co., Ltd. (the “Seller”) on June 23, 2020, a copy of the English translation of which is attached hereto as Exhibit 99.2 (the “Equity Transfer Agreement”), pursuant to which Meicheng acquired 100% of the equity interest in Ruishang from the Seller on June 23, 2020 at the purchase price of RMB20,000,000.00 (the “Consideration”). The description of the Equity Transfer Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Meicheng used its working capital to fund the Consideration.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Ordinary Shares currently beneficially owned by them for investment purposes.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Person may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer (including, but not limited to, a merger or “going private” transaction), changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

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CUSIP No.	G3704F 10 2

Except as set forth in this Statement or in the transactions or documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, Apex directly holds 1,728,126 Ordinary Shares, representing 52.9% of the Issuer’s outstanding Ordinary Shares.

As of the date hereof, each of Miaomiao Yan, Meicheng and Ruishang may be deemed to have beneficial ownership of 1,728,126 Ordinary Shares, representing 52.9% of the Issuer’s outstanding Ordinary Shares. Ruishang is the sole shareholder of Apex, Meicheng is the sole shareholder of Ruishang, and Miaomiao Yan directly holds 70% of all the equity interests in Meicheng and is the executive director of Meicheng. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Miaomiao Yan, Meicheng and Ruishang may be deemed to beneficially own all of the Ordinary Shares directly held by Apex.

The above disclosure of percentage information was calculated based on 3,265,837 Ordinary Shares outstanding as of April 28, 2020, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2020.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

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CUSIP No.	G3704F 10 2

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Equity Transfer Agreement

Meicheng entered into the Equity Transfer Agreement with Seller on June 23, 2020, pursuant to which Meicheng acquired 100% of the equity interest in Ruishang from the Seller on June 23, 2020 at the purchase price of RMB20,000,000.00.

The foregoing description of the Equity Transfer Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Equity Transfer Agreement. A copy of the English translation of the Equity Transfer Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 6, 2020, by and among Miaomiao Yan, Meicheng, Ruishang and Apex

99.2	English translation of Equity Transfer Agreement, dated June 23, 2020, by and between Meicheng and Shandong Sheng Tong Group Co., Ltd.

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CUSIP No.	G3704F 10 2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2020	Miaomiao Yan

	By:	/s/ Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Executive Director

Hongkong Ruishang International Trade Co., Ltd.

	By:	/s/ Lei Yan
	Name:	Lei Yan
	Title:	Director

Apex Glory Holdings Limited

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Authorized Signatory

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CUSIP No.	G3704F 10 2

SCHEDULE A

Directors and Executive Officers of Meicheng

The names of the directors and the names and titles of the executive officers of Meicheng and their principal occupations are set forth below. The business address of Miaomiao Yan is No. 1999 Bei Xing Road, San Xing Town, Chongming District, Shanghai, People’s Republic of China (Shanghai Yu Hai Tang Science Park). The business address of Lei Yan is No. 6-2-1101 Jin Ji Yue Lu, Changqing District, Jinan City, People’s Republic of China.

Name	Position with Meicheng	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Miaomiao Yan	Executive Director	Executive Director of Meicheng	P.R. China	—

Executive Officers:
Lei Yan	General Manager	General Manager of Meicheng	P.R. China	—

Directors and Executive Officers of Ruishang

The names of the directors and the names and titles of the executive officers of Ruishang and their principal occupations are set forth below. The business address of Lei Yan is No. 6-2-1101 Jin Ji Yue Lu, Changqing District, Jinan City, People’s Republic of China.

Name	Position with Ruishang	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Lei Yan	Director	General Manager of Meicheng	P.R. China	—

Executive Officers:
N/A

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Directors and Executive Officers of Apex

The names of the directors and the names and titles of the executive officers of Apex and their principal occupations are set forth below. The business address of Miaomiao Yan is No. 1999 Bei Xing Road, San Xing Town, Chongming District, Shanghai, People’s Republic of China (Shanghai Yu Hai Tang Science Park).

Name	Position with Apex	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Miaomiao Yan (1)	Director	Executive Director of Meicheng	P.R. China	—

Executive Officers:
N/A

(1)       Miaomiao Yan has been appointed as the director of Apex, and the register of directors of Apex is being updated. Benjie Dong has resigned as a director of Apex. Benjie Dong is a citizen of the People’s Republic of China, and his present principal occupation is the chief financial officer of Shandong Sheng Tong Group Co., Ltd. The business address of Benjie Dong is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China.

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